DD
2/20/13

[redacted]

SECURIT 13011334 SION

SEC
Mail Processing
Section
FEB 19 2013
Washington DC
400

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8-66909

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9090 DEADMAN HILL RD

CASHMERE (City) WA (State) 98815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SCHOENING (509) 782-3039
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300 (Address) Seattle (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
2/27/13

OATH OR AFFIRMATION

I, BARRY SCHOENING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Central Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN R. WIERIMA
NOTARY PUBLIC
STATE OF WASHINGTON
Commission Expires October 01, 2016

Signature

PRESIDENT/MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

CENTRAL SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

CENTRAL SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Central Securities, LLC
Cashmere, Washington

We have audited the accompanying statement of financial condition of Central Securities ("the Company") as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 5, 2013

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

CENTRAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash	$ 74
Deposits with clearing organization	294,627
Deposits with other brokers/dealers	31,333
Receivable from clearing organization	33,601
Accrued interest receivable	14,140
Securities owned, at fair value	
Government	1,165,312
Private label	576,032
Prepaid expenses	2,320
	$ 2,117,439

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Payable to clearing organization	$ 1,705,949
Accounts payable	4,557
Total liabilities	1,710,506
Members' Equity	406,933
	$ 2,117,439

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

Revenue		
Net gains on sales of securities	$	546,507
Interest and other income		82,376
		628,883
Expenses		
Interest		101,369
Ticket charges		43,050
Data subscriptions		42,947
Trading expense		33,000
Licenses, registrations, and taxes		23,729
Professional fees		17,160
Communications		8,956
Other		3,835
		274,046
Net income	**$**	**354,837**

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2012

Balance, December 31, 2011	$	384,096
Net income		354,837
Distributions		(332,000)
Balance, December 31, 2012	$	406,933

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	354,837
Adjustments to reconcile net income to net cash flows from operating activities		
Net unrealized gain on securities		(29,771)
Change in operating assets and liabilities		
Deposits with clearing organization		35,989
Deposits with other brokers/dealers		(26,663)
Receivable from clearing organization		(806)
Accrued interest receivable		(4,764)
Securities owned		(502,951)
Prepaid expenses		(425)
Payable to clearing organization		502,951
Accounts payable		541
Net cash flows from operating activities		328,938
Cash Flows from Financing Activity		
Distributions to members		(332,000)
Decrease in cash		**(3,062)**
Cash, beginning of year		3,136
Cash, end of year	$	74
Supplemental Cash Flow Information		
Cash paid during the year for interest	$	101,369

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Central Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling government and private label mortgage-backed securities and private label debt securities, and holding these types of interest-bearing securities for the Company's own account.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC. The Company has a finite life and is scheduled to terminate in 2070.

The Company uses facilities and equipment provided by its owners (without charge). Any charges that could be allocated to the Company are not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions.

The Company is required to maintain certain interest-bearing deposits with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements. As of December 31, 2012, the Company had deposit levels with clearing organizations exceeding the requirements.

Amounts due to the clearing organizations bear interest at a variable rate determined by the clearing organizations (3.25% at December 31, 2012) and are secured by securities owned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Securities owned are valued at fair value in these financial statements. The fair value measurement of these securities was determined using Level 2 observable market inputs within the above fair value hierarchy. These inputs consisted of quoted values for the securities, but at times the values are within a few days of year end (as opposed to at year end) as some of these securities are not actively traded.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities. The Company's federal tax returns are subject to examination by the Internal Revenue Service for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

Note 2. Securities Owned

Securities owned include government and private label mortgage-backed interest-bearing bonds and private label interest-bearing bonds and, at December 31, 2012, are issued by:

Government Securities

Federal Home Loan Mortgage Corporation	$	452,288
Federal National Mortgage Association		405,896
Government National Mortgage Association		215,793
Others		91,335
	$	1,165,312

Private Label Securities

PacifiCorp	$	69,293
Oklahoma Gas and Electric		68,889
Florida Power and Light		61,928
Others		375,922
	$	576,032

Note 3. Trading Activities and Related Risks

The Company actively trades government and private label mortgage-backed interest bearing bonds and private label interest-bearing bonds. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by trading either governmental agency securities or securities that are rated between AAA and BBB- by two or more debt security rating services. The Company's counterparty risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Subsequent Events

In January 2013, the Company's members withdrew $36,000.

Note 5. Commitments, Contingencies, and Guarantees

As of December 31, 2012, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligations.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2012, the Company had computed net capital of $286,696, which was in excess of the required net capital level by $186,696. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.016 to 1.

SUPPLEMENTARY INFORMATION

CENTRAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

COMPUTATION OF NET CAPITAL

Members' equity	$	406,933
Deductions		
Prepaid expenses		2,320
Haircuts on security positions		
United States Agency obligations and obligations of organizations established by the United States		61,496
Private label mortgage-backed and non mortgage-backed interest-bearing securities		56,421
Net capital		286,696
Minimum net capital		100,000
Excess net capital	$	186,696

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	4,557
Total aggregate indebtedness	$	4,557

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		1.6%
Ratio of aggregate indebtedness to net capital		0.016 to 1

Central Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

CENTRAL SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2012

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$	286,696

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Central Securities, LLC
Cashmere, Washington

In planning and performing our audit of the financial statements of Central Securities, LLC ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 5, 2013

SEC
Mail Processing
Section

FEB 19 2013

Washington DC
400

CENTRAL SECURITIES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

CENTRAL SECURITIES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Central Securities, LLC
Cashmere, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Central Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 5, 2013

CENTRAL SECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2012

Total assessment for the year ended December 31, 2012	$	1,259
Payment made with SIPC-6 in July 2012		863
Amount due with SIPC-7	$	396